CHANGE OF STATUS REPORT
SECTION 11.2 OF NI 51-102

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re:	Kelso Technologies Inc. – Change of Status Report pursuant to the requirements of
Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations
(“NI 51-102”).

Pursuant to section 11.2 of NI 51-102, Kelso Technologies Inc. (“Kelso”) hereby gives notice that, as at the opening of the market on Thursday, May 22, 2014 (Toronto time) the common shares of Kelso commenced trading on the TSX under the trading symbol “KLS”.

The common shares of Kelso have been delisted from the TSX Venture Exchange.

Kelso Technologies Inc.

Per:	“Richard Lee”
Richard Lee
Chief Financial Officer